September 26, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Brian Fetterolf
Lilyanna Peyser

Re:	FaZe Holdings Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed September 14, 2022
File No. 333-266435

On behalf of our client, FaZe Holdings Inc., a Delaware corporation (the “Company”), we are writing to provide the Company’s response to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 19, 2022 (the “Comment Letter”), with respect to the Company’s above-referenced Amendment No. 2 to Registration Statement on Form S-1, filed on September 14, 2022 (the “Registration Statement”).

The Company has publicly filed via EDGAR Amendment No. 3 to its Registration Statement on Form S-1 (“Amendment No. 3”), which reflects the Company’s response to the comment received by the Staff in the Comment Letter and certain updated information. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 3 to the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1 filed September 14, 2022

Cover Page

1.

We note your disclosure that your Sponsor, the FaZe securityholders and purchasers in the IPO may experience a positive rate of return. Please revise here and on pages 34-35 to also state that the Sponsor, PIPE Investors and other Selling Holders may experience a positive rate of return that the other public securityholders may not experience due to differences in the applicable purchase prices and trading prices. We also note your disclosure of the potential profit that holders of the units sold in the IPO will earn based on the current trading price; revise here and on pages 34-35 to disclose the potential profit that each category of Selling Holders will earn based on the current trading price.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and page 35 of Amendment No. 3.

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United States Securities and Exchange Commission

September 26, 2022

Please do not hesitate to contact Laura Kaufmann Belkhayat at (212) 735-2439 of Skadden, Arps, Slate, Meagher & Flom LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Laura Kaufmann Belkhayat

cc:	Tammy Brandt, Chief Legal Officer, FaZe Holdings Inc.